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                                                                     EXHIBIT 4.8

[HSBC Letterhead]


Ref:  Commercial Banking - Division A
      Level 1, No. 1 Queen's Road Central, HK

CONFIDENTIAL

Nam Tai Group Management Ltd.
15/F China Merchants Tower
Shun Tak Centre
168 -- 200 Connaught Road Central
Hong Kong

Attn: Mr. M.K. Koo


Dear Sirs

BANKING FACILITY
A/C NO. XXX-XXXXXX

With reference to our recent discussions, we are pleased to confirm our agreement to offering your company the undermentioned revised banking facility which will be made available on the specific terms and conditions outlined below. This facility is subject to review at any time, and in any event by 15 July 2002, and also subject to our right to call for cash cover on demand for prospective and contingent liabilities. This letter supersedes our previous letter dated 10 September 2001.

                               New                      Previously

7-Year Term Loan               USD15,000,000 -          USD15,000,000
(not yet drawn)                (or its equivalent
                               in HKD)

- The switching of this loan facility between HIBOR option and SIBOR option is allowed once a year at no charge. A switching fee of 1/16% flat will be payable on each and any amount switched subsequently between HIBOR and SIBOR within the same year.

Interest on the loan will be charged at 1% (previously at 1.225%) over 1, 2 or 3 months HIBOR/SIBOR (Hong Kong/Singapore Interbank Money Market Offer Rate) as appropriate and payable at the end of each interest period to the debit of your account.

The loan is to be repaid by 27 quarterly installments of USD535,000 each (or its HKD equivalent), with a final payment of USD555,000 (or its HKD equivalent), commencing three months after drawdown. These quarterly installments will be debited by us automatically to your account.

Prepayment of the loan will be subject to our prior approval. A prepayment penalty of 0.5% flat will be charged on any amount to be prepaid during the first three years after the loan drawdown.

General conditions for the utilization of the Hong Kong/Singapore Interbank Money Market Offer Rate (HIBOR/SIBOR) Loan facilities:

a)      2 working days advance notice of drawdown/rollover is to be given to us.

b) Each drawdown/rollover to be for periods (Interest period) of 1, 2 or 3 months.


The Hongkong and Shanghai Banking Corporation Limited
Hong Kong Main Office: 1 Queen's road Central, Hong Kong
Tel: 2822-1111  Fax:
Telex: xxxxxxxxxxx  Telegrams: Hongbank Hongkong


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[HSBC Letterhead]

Nam Tai Group Management Ltd.         -2-                      24 September 2001
________________________________________________________________________________

c) With our prior approval, (which will not be withheld, provided we are satisfied that the funds utilised are generated from your internal resources, out of cash flow rather than from external re-financing) during an interest period the total amount of a drawing may, with 48 hours advance notice to us, be repaid subject to the usual charges (i.e. the differential between the return we would have received had the loan run to maturity and the return we are able to obtain by the placing of the funds repaid for the remainder of the period in the market).

d) Amounts repaid in advance will not be available for redrawing and will be applied to repayment of the total amount outstanding in reverse order of maturity.

We reserve the right to renegotiate the HIBOR/SIBOR interest spreads should any event occur which changes the basis on which the HIBOR/SIBOR interest margins are presently calculated.

Please note that our Loans Section is responsible for the administration of HIBOR/SIBOR Loan facilities. For rate quotations and other day to day administrative matters, please contact Mr. Patrick Choi or Miss Jessica Lam of our Loans Section at 2822 2503 / 2822 3764.

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Events of Default

We may by notice to you suspend, withdraw and/or demand repayment of the facilities granted hereunder (or any part thereof) upon, or at any time after, the occurrence of the following:

(a) any one of more of the events specified in Clause 5.01 of the Legal Charge dated 29 June 2001 entered into by you in our favour over the property at The Fifteenth Floor of the China Merchants Tower, Shun Tak Centre (formerly known as East Tower, Shun Tak Centre), Nos. 168-200 Connaught Road Central, Hong Kong as if each reference therein to "this Charge" includes a reference to this facility letter (for the avoidance of doubt, any reference to the default in any payment as used in Clause
        5.01 shall mean the failure to effect such payment on its due date); or

(b)     any one or more of the events set out in paragraphs (b), (d), (e), (f),
        (g), (h) and (i) of the aforementioned Clause 5.01 in relation to Nam Tai Electronics Inc or Nam Tai Electronic & Electrical Products Ltd (together, the "Guarantors") as if references to "the Borrower" in such clause were references to each of the Guarantors; or

(c) any circumstances which give reasonable grounds in our opinion for belief that you or any of the Guarantors may not (or may be unable to) perform or comply with your or its obligations hereunder or under any guarantee in respect of the facilities granted herein.

Apart from the foregoing, all other security, terms and conditions as stipulated in our letter dated 31 July 2001 shall remain unchanged.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of this facility and any matters arising are to be reimbursed by you on demand.


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[HSBC Letterhead]

Nam Tai Group Management Ltd.        -3-                       24 September 2001
________________________________________________________________________________

Please arrange for the authorised signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which this facility is granted.

This revised facility will remain open for acceptance until the close of business on 15 October 2001 if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance.

Yours faithfully,

                                              For and on behalf of
                                              NAM TAI GROUP MANAGEMENT LTD.

/s/ Tony K C Ng
-------------------------------
Tony K C Ng
Relationship Manager                          /s/ Joseph Li     /s/ M.K. Koo
                                              ----------------------------------
                                                           Authorized Signatures

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